Sophia Hudson To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com

September 26, 2019

CORRESPONDENCE FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn Jacobson and Inessa Kessman

Re:	Fox Corporation
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed August 9, 2019
File No. 001-38776

Ladies and Gentlemen:

On behalf of Fox Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated September 19, 2019, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019 filed with the Securities and Exchange Commission on August 9, 2019 (File No. 001-38776). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Staff’s comment letter, and to facilitate review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to such comment.

Form 10-K for the Fiscal Year Ended June 30, 2019

Notes to the Consolidated and Combined Financial Statements

Note 16—Segment Information, page 89

1.

We note that you made reference to, and defined, Total Segment EBITDA, a non-GAAP measure, within the context of ASC 280 disclosures. Please note, non-GAAP financial measures should not be presented in the financial statements. Please remove that characterization. Refer to guidance in Item 10(e)(1)(ii)(C) of Regulation S-K.

In addition, the current caption “Total Segment EBITDA” is the same as, or confusingly similar to, Segment EBITDA, which is a GAAP financial measure for segment performance pursuant to ASC 280. It is also confusingly similar to EBITDA, but contains adjustments for items other than interest, taxes, depreciation and amortization. If you present a similar measure in future filings, please ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Furthermore, please provide a reconciliation of the subject non-GAAP measure to net income, its most comparable GAAP measure. All required non-GAAP disclosures should be provided outside the segment footnote and apart from your segment analysis on page 35. Refer to Items 10(e)(1)(i) of Regulation S-K and Question 103.02 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018.

Please provide us with your proposed disclosure which you will include in future filings.

In response to the Staff’s comments, the Company will revise (1) its segment disclosure in the notes to the financial statements in future filings to exclude the non-GAAP financial measure “Total Segment EBITDA” and (2) its segment analysis disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations by moving the non-GAAP disclosure to a “Non-GAAP Financial Measures” section after the segment analysis. In addition, the Company will rename the non-GAAP financial measure “Total Segment EBITDA” as “Adjusted EBITDA” and provide a reconciliation of Net income to Adjusted EBITDA. The illustrative revised disclosures are set forth in Appendix A and Appendix B to this letter. The revised disclosures will be presented in the next quarterly report on Form 10-Q.

Thank you for your attention to this letter. If the Staff has any questions or would like further information concerning the foregoing response, please do not hesitate to contact me at (212) 446-4750.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

Kirkland & Ellis LLP

cc:

Steven Tomsic, Chief Financial Officer

Viet D. Dinh, Chief Legal and Policy Officer

Appendix A

ILLUSTRATIVE REVISED DISCLOSURE

NOTE 16. SEGMENT INFORMATION

The Company is a news, sports and entertainment company, which manages and reports its businesses in the following segments:

•

Cable Network Programming, which principally consists of the production and licensing of news and sports content distributed primarily through cable television systems, direct broadcast satellite operators and telecommunication companies (“traditional MVPDs”) and online multi-channel video programming distributors (“digital MVPDs”), primarily in the U.S.

•

Television, which principally consists of the acquisition, marketing and distribution of broadcast network programming nationally under the FOX brand and the operation of 28 full power broadcast television stations, including 11 duopolies, in the U.S. Of these stations, 17 are affiliated with the FOX Network, 10 are affiliated with MyNetworkTV and one is an independent station.

•

Other, Corporate and Eliminations, which principally consists of corporate overhead costs, intracompany eliminations and the FOX Studios lot. The FOX Studios lot, located in Los Angeles, California, provides television and film production services along with office space, studio operation services and includes all operations of the facility.

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income before depreciation and amortization, or Segment EBITDA. Due to the integrated nature of these operating segments, estimates and judgments are made in allocating certain assets, revenues and expenses.

Beginning with the announcement of the Company’s financial results for the third quarter of fiscal 2019, the Company has renamed as “Segment EBITDA” the measure that it previously referred to as “Segment OIBDA”. The definition of this measure has not changed: Segment EBITDA is defined as Revenues less Operating expenses and Selling, general and administrative expenses. Segment EBITDA does not include: Amortization of cable distribution investments, Depreciation and amortization, Impairment and restructuring charges, Interest expense, Interest income, Other, net and Income tax (expense) benefit. Management believes that Segment EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources to the Company’s businesses.

The following tables set forth the Company’s Revenues and Segment EBITDA for fiscal 2019, 2018 and 2017:

	For the years ended June 30,
	2019	2018	2017
	(in millions)
Revenues
Cable Network Programming	$5,381	$5,049	$4,323
Television	5,979	5,106	5,600
Other, Corporate and Eliminations	29	(2)	(2)

Total revenues	$11,389	$10,153	$9,921

Segment EBITDA
Cable Network Programming	$2,495	$2,308	$2,055
Television	470	379	909
Other, Corporate and Eliminations	(284)	(195)	(178)
Amortization of cable distribution investments	(38)	(53)	(57)
Depreciation and amortization	(212)	(171)	(169)
Impairment and restructuring charges	(26)	(16)	(165)
Interest expense	(203)	(43)	(23)
Interest income	41	—	—
Other, net	(19)	(39)	(131)

Income before income tax (expense) benefit	2,224	2,170	2,241
Income tax (expense) benefit	(581)	58	(832)

Net income	1,643	2,228	1,409
Less: Net income attributable to noncontrolling interests	(48)	(41)	(37)

Net income attributable to Fox Corporation stockholders	$1,595	$2,187	$1,372

Appendix B

ILLUSTRATIVE REVISED DISCLOSURE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment Analysis

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income before depreciation and amortization, or Segment EBITDA. Due to the integrated nature of these operating segments, estimates and judgments are made in allocating certain assets, revenues and expenses.

Beginning with the announcement of the Company’s financial results for the third quarter of fiscal 2019, the Company has renamed as “Segment EBITDA” the measure that it previously referred to as “Segment OIBDA”. The definition of this measure has not changed: Segment EBITDA is defined as Revenues less Operating expenses and Selling, general and administrative expenses. Segment EBITDA does not include: Amortization of cable distribution investments, Depreciation and amortization, Impairment and restructuring charges, Interest expense, Interest income, Other, net and Income tax (expense) benefit. Management believes that Segment EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources to the Company’s businesses.

Fiscal 2019 versus Fiscal 2018

The following tables set forth the Company’s Revenues and Segment EBITDA for fiscal 2019, as compared to fiscal 2018:

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Revenues
Cable Network Programming	$5,381	$5,049	$332	7%
Television	5,979	5,106	873	17%
Other, Corporate and Eliminations	29	(2)	31	**

Total revenues	$11,389	$10,153	$1,236	12%

**	not meaningful

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Segment EBITDA
Cable Network Programming	$2,495	$2,308	$187	8%
Television	470	379	91	24%
Other, Corporate and Eliminations	(284)	(195)	(89)	(46)%

Adjusted EBITDA(a)	$2,681	$2,492	$189	8%

(a)	For a discussion of Adjusted EBITDA and a reconciliation of Net income to Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Cable Network Programming (47% and 50% of the Company’s revenues in fiscal 2019 and 2018, respectively)

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Revenues
Affiliate fee	$3,804	$3,541	$263	7%
Advertising	1,184	1,120	64	6%
Other	393	388	5	1%

Total revenues	5,381	5,049	332	7%
Operating expenses	(2,477)	(2,394)	(83)	3%
Selling, general and administrative	(447)	(400)	(47)	12%
Amortization of cable distribution investments	38	53	(15)	(28)%

Segment EBITDA	$2,495	$2,308	$187	8%

Revenues at the Cable Network Programming segment increased for fiscal 2019, as compared to fiscal 2018, primarily due to higher affiliate fee and advertising revenues. The increase in affiliate fee revenue was primarily attributable to higher average rates per subscriber across all networks, led by contractual rate increases on existing affiliate agreements and from affiliate agreement renewals, partially offset by the impact of a lower average number of subscribers across almost all networks. The decrease in the average number of subscribers was due to a reduction in subscribers to traditional MVPDs, partially offset by an increase in digital MVPD subscribers. The increase in advertising revenue was primarily due to higher digital advertising revenue at FOX News and higher ratings for the daily studio programming at FS1, partially offset by the broadcast of two fewer 2018 MLB postseason games at FS1 and the absence of Ultimate Fighting Championship (“UFC”) in the second half of fiscal 2019.

Cable Network Programming Segment EBITDA increased for fiscal 2019, as compared to fiscal 2018, primarily due to the revenue increases noted above, partially offset by higher expenses. Operating expenses increased principally due to higher sports programming rights amortization and production costs, including the impact of higher amortization for college sports, National Association of Stock Car Auto Racing (“NASCAR”) and the FIFA World Cup events and the addition of Premier Boxing Champions at FS1, partially offset by the absence of UFC in the second half of fiscal 2019 and the UEFA Champions League. Also contributing to the increase in operating expenses were launch costs incurred in connection with the Company’s direct-to-consumer initiative at FOX News. Selling, general and administrative expenses increased primarily due to higher costs in fiscal 2019 related to operating as a standalone public company following the Distribution as compared to a full year of allocated costs in fiscal 2018.

Television (52% and 50% of the Company’s revenues in fiscal 2019 and 2018, respectively)

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Revenues
Advertising	$3,872	$3,478	$394	11%
Affiliate fee	1,708	1,382	326	24%
Other	399	246	153	62%

Total revenues	5,979	5,106	873	17%
Operating expenses	(4,847)	(4,113)	(734)	18%
Selling, general and administrative	(662)	(614)	(48)	8%

Segment EBITDA	$470	$379	$91	24%

Revenues at the Television segment increased for fiscal 2019, as compared to fiscal 2018, due to higher advertising, affiliate fee and other revenues. The increase in advertising revenue was primarily due to the broadcast of FOX’s inaugural season of TNF and an additional NFL postseason game on the FOX Network and higher cyclical political advertising revenue due to the U.S. midterm elections at the FOX Television Stations. Also contributing to the increase in advertising revenue was higher pricing for entertainment programming at the FOX Network and the broadcast of the FIFA World Cup events, partially offset by two fewer broadcasts of the 2018 MLB World Series games and lower ratings for entertainment programming on the FOX Network. The increase in affiliate fee revenue was primarily due to higher fees received from television stations that are affiliated with the FOX Network. The increase in other revenues was primarily due to higher digital content licensing revenue at the FOX Network.

Television Segment EBITDA increased for fiscal 2019, as compared to fiscal 2018, due to the revenue increases noted above, partially offset by higher expenses. Operating expenses increased primarily due to higher sports programming rights amortization and production costs, including the additional NFL games as well as higher amortization for the FIFA World Cup events, and the recognition of a write-down of approximately $55 million related to entertainment and syndicated programming rights (See Note 5—Inventories, net to the accompanying Financial Statements of FOX). Partially offsetting these increases in operating expenses were lower entertainment programming rights amortization and marketing costs as a result of fewer hours of original programming in fiscal 2019 as compared to fiscal 2018. Selling, general and administrative expenses increased primarily due to higher costs in fiscal 2019 related to operating as a standalone public company following the Distribution as compared to a full year of allocated costs in fiscal 2018.

Non-GAAP Financial Measures

Beginning with the announcement of the Company’s financial results for the first quarter of fiscal 2020, the Company has renamed as “Adjusted EBITDA” the measure that it had previously referred to as “Total Segment EBITDA” and, prior to the announcement of the Company’s financial results for the third quarter of fiscal 2019, as “Total Segment OIBDA.” The definition of this measure has not changed: Adjusted EBITDA is defined as Revenues less Operating expenses and Selling, general and administrative expenses. Adjusted EBITDA does not include: Amortization of cable distribution investments, Depreciation and amortization, Impairment and restructuring charges, Interest expense, Interest income, Other, net and Income tax expense (benefit).

Management believes that information about Adjusted EBITDA assists all users of the Company’s Financial Statements by allowing them to evaluate changes in the operating results of the Company’s portfolio of businesses separate from non-operational factors that affect Net income, thus providing insight into both operations and the other factors that affect reported results. Adjusted EBITDA provides management, investors and equity analysts a measure to analyze the operating performance of the Company’s business and its enterprise value against historical data and competitors’ data, although historical results, including Adjusted EBITDA, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Adjusted EBITDA is a non-GAAP financial measure and should be considered in addition to, not as a substitute for, net income, cash flow and other measures of financial performance reported in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment charges, which are significant components in assessing the Company’s financial performance. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles Net income to Adjusted EBITDA for fiscal 2019, as compared to fiscal 2018:

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Net income	$1,643	$2,228	$(585)	(26)%
Add
Amortization of cable distribution investments	38	53	(15)	(28)%
Depreciation and amortization	212	171	41	24%
Impairment and restructuring charges	26	16	10	63%
Interest expense	203	43	160	**
Interest income	(41)	—	(41)	**
Other, net	19	39	(20)	(51)%
Income tax expense (benefit)	581	(58)	639	**

Adjusted EBITDA	$2,681	$2,492	$189	8%

**	not meaningful

The following table sets forth the computation of Adjusted EBITDA for fiscal 2019, as compared to fiscal 2018:

	For the years ended June 30,
	2019	2018	Change	% Change
	(in millions, except %)
Revenues	$11,389	$10,153	$1,236	12%
Operating expenses	(7,327)	(6,505)	(822)	13%
Selling, general and administrative	(1,419)	(1,209)	(210)	17%
Amortization of cable distribution investments	38	53	(15)	(28)%

Adjusted EBITDA	$2,681	$2,492	$189	8%